SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 7, 2022

I.	Date, Time and Place: April 7, 2022, at 6 p.m., exclusively digital, considered as held at Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) headquarters, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the City and State of São Paulo.

II.	Calling and Attendance: Waived, given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited Ms. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV.	Agenda: To pass resolutions on the capital increase of the Company’s share capital within the scope of the Investment Agreement entered into on February 5, 2022, by and between the Company and American Airlines, Inc., within the limit of its authorized capital, and to set the terms and conditions for the issuance of new shares.

V.           Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Board of Directors approved by unanimous vote:

(i)	To approve an increase of the Company’s share capital (“Capital Increase”), through the issuance of up to 67,347,010 preferred shares of the Company, for private subscription, in the amount of up to R$ 2,873,696,916.70 (“Total Capital Increase”), provided that R$ 1.00 (one Brazilian Real) will be allocated to the Company's capital stock and the remaining amount will be fully allocated to the Company’s capital reserve. The Capital Increase will be subject to partial ratification in the event the Capital Increase Minimum Amount (as defined below) is reached, by means of a new meeting of the Board of Directors of the Company. The shares to be issued will grant its holders the same rights, advantages and restrictions granted by each of the existing preferred shares issued by the Company, as set forth in its Bylaws, including the right to receive dividends and/or interest on equity declared by the Company as from the date of the ratification of the Capital Increase, even if partial. The Capital Increase aims at strengthen the Company’s capital structure.
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(i.a)       The issue price of each preferred share shall be R$ 42.67 (“Preferred Share Issue Price”), defined pursuant to Article 170, Paragraph 1, item III of the Corporation Law, based on the closing price of the preferred shares issued by the Company at B3 from the last 60 trading sessions (i.e. R$16.58), increased by a 257.36% premium (“Premium”). The Company’s management understands that, among the criteria for determining the Preferred Share Issue Price, the one that most adequately reflects the price of the Company's shares is the share price on the stock exchange, considering that, in the Management's view, it is convenient to include the Premium on the quoted value due to (a) the depreciation of the shares’ value during the Covid-19 pandemic, which severely affected the aviation sector; and (b) the investment commitment presented by American Airlines, Inc. (an independent third party), which will allow for substantial capitalization of the Company for the benefit of all shareholders and at an amount considerably in excess of the current quoted price. Thus, there are elements to justify the single application of the pricing criteria provided for in item III, Paragraph 1 of Article 170 of the Corporation Law, which represents, according to Management’s opinion, the most appropriate way of price the Company’s shares without unjustified dilution of shareholders who decide not to participate in the Capital Increase. The Company’s Management believes that a potential dilution of shareholders is mitigated, in view of the recent trading prices of the Company’s shares.

(i.b)       The shares issued within the scope of the Capital Increase shall be fully paid in cash, in Brazilian Real, upon subscription;

(i.c)       The Company’s shareholders shall have preemptive rights to subscribe new preferred shares of the Company within the scope of the Capital Increase, pursuant to Article 171 of the Corporation Law;

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(i.d)       Once an amount equal to or greater than R$ 948,319,969.71 (“Capital Increase Minimum Amount”), resulting in the issuance of a minimum of 22,224,513 preferred shares, all registered, book-entry, and with no face value, is subscribed, even if it does not reach the Total Capital Increase amount, the Capital Increase be considered concluded, partially ratified, and there will be no round of apportionment of leftovers. In the event of partial ratification of the Capital Increase, no additional period will be granted for the reconsideration of the subscription decision. Nevertheless, shareholders will have the right to condition the subscription of shares to the Capital Increase be equivalent to the Total Capital Increase. Additionally, the shareholders shall, at the time of subscription, indicate whether, in the event the amount of the Capital Increase is equal or above the Minimum Capital Increase Amount but below the Total Capital Increase, he intends to receive (i) the totality of shares subscribed by him or (ii) an amount of shares equivalent to the pro rata between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in the Total Capital Increase, assuming, in the absence of any manifestation, the subscriber's interest in receiving all the subscribed shares. In line with the Material Facts disclosed on September 15, 2021, and February 7, 2022, the Company’s shareholder, MOBI Fundo de Investimento em Ações, will assign the respective preemptive right, for the subscription of new shares by American Airlines, Inc. of R$ 948,319,969.71, with the issuance of 22,224,513 preferred shares of the Company. Therefore, it is guaranteed that the Minimum Amount of the Increase will be subscribed and paid in.

(i.e)       Subscription procedures and other information, as well as the terms and conditions of the Capital Increase will be presented in the Notice to Shareholders, in accordance with the provisions of article 30, item XXXII, of CVM Instruction No. 480, of December 7, 2009, as amended.

(i.f)       The members of the Company’s Fiscal Council, in a meeting held on the date hereof, in the exercise of their legal and statutory attributions, in compliance with the provisions of article 166, §2, of the Corporation Law, examined the proposal of the Company’s management in connection with the Capital Increase, and, based on the documents examined, they voted in favor of the Capital Increase.

(i.g)       To authorize for the Company’s officers to take any and all appropriate measures necessary to implement the Capital Increase.

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VI.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 7, 2022

______________________________	_____________________________
Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer